November 30, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Megan Miller

Re: SkyBridge G II Fund (File Nos. 333-174399 and 811-22561)

Ladies and Gentlemen:

On November 2, 2018, Ms. Megan Miller (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas Majewski of Shearman & Sterling LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report to shareholders of SkyBridge G II Fund (the “Fund”) for the fiscal year ended March 31, 2018, as filed under the 1940 Act on Form N-CSR (the “Annual Report”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the Fund’s responses to the Staff Reviewer’s comments to the Annual Report are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Report.

Comment 1:          Please include all disclosures required for restricted securities.
(Reference S-X 12-12 footnote 8, Section 210.12-12)

Response:  The Fund appreciates the Staff’s comment and notes that the Fund’s Investments are solely comprised of partnership or membership interests in investment funds managed by third-party investment managers as described in the Notes to Financial Statements under the heading “Organization”.  Such investment funds are acquired by the Fund exclusively on a private placement basis, where the investment funds have no intention of registering such interests under the Securities Act of 1933, each contain restrictions on resale, and each cannot be sold publicly.  Furthermore, the Fund has disclosed the respective liquidity and redemption parameters for each of its investments as well as cost and fair value on the Schedule of Investments.  Additionally, current disclosure includes the following statement in the foot of the Schedule of Investments: “The Fund’s Investments in Investment Funds are exempt from registration under the Securities Act of 1933, as amended, and contain restrictions on resale and cannot be sold publicly”.  The Fund will consider whether additional disclosure is appropriate going forward.

Comment 2:          Please confirm to the Staff whether there are any unfunded commitments for the underlying funds.

Response:  The Fund appreciates the Staff’s comment and notes the Fund had no unfunded commitments as of the balance sheet date.  We confirm that any unfunded commitments would be reported on the Statement of Assets and Liabilities and in the Notes to the financial statements.

Comment 3:          Please confirm to the Staff if there are any expenses greater than 5% of total expenses in “Miscellaneous Expenses” that should be broken out separately.
(Reference Reg. S-X 6.07(2)(b))

Response:  The Fund appreciates the Staff’s comment and notes that no single expense item included in “Miscellaneous Expenses” represented greater than 5% of total expenses reported on the Statement of Operations.

If you have any questions, please contact me at 212-848-7182.

Sincerely,

/s/ Thomas M. Majewski